Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Subordinated Notes Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, February 26, 2025 – Bank of Montreal (TSX:BMO) (NYSE:BMO) today announced a domestic public offering of $1.25 billion of subordinated notes (Non-Viability Contingent Capital (NVCC)) (the “Notes”) through its Canadian Medium-Term Note Program. The net proceeds from this offering will be added to the general funds of the Bank and will be utilized for general banking purposes, which may include the redemption of outstanding capital securities of the Bank, and/or the repayment of other outstanding liabilities of the Bank.

The Notes bear interest at a fixed rate of 4.077 per cent per annum (paid semi-annually) until March 05, 2030, and at Daily Compounded CORRA plus 1.54 per cent thereafter (paid quarterly) until their maturity on March 05, 2035. The expected closing date is March 05, 2025. BMO Capital Markets is acting as lead agent on the issue.

The Bank may, at its option, with the prior approval of the Office of the Superintendent of Financial Institutions Canada (the “Superintendent”), redeem the Notes on or after March 05, 2030, at par, in whole at any time or in part from time to time, on not less than 10 days’ and not more than 60 days’ notice to registered holders, at a redemption price that is equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

At any time on or after a regulatory event date or the date of the occurrence of a tax event prior to March 05, 2030, the Bank may, at its option, with the prior approval of the Superintendent, on giving not more than 60 nor less than 10 days’ notice to the registered holders of the Notes, redeem all (but not less than all) of the Notes at a redemption price that is equal to the greater of the Canada yield price and par, together in either case with accrued and unpaid interest to, but excluding, the date fixed for redemption.

The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or in any other jurisdiction where such offer or solicitation would be unlawful.

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.5 trillion as of January 31, 2025. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

For News Media Enquiries:

Jeff Roman, Toronto, Jeff.Roman@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

Internet: www.bmo.com                   X: @BMOMedia